MASTERWORKS ⚡ LAUNCHING NOW

The Mysterious Art Mogul

BANKSY


This is not
a photo
opportunity

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Offering & Artist Overview

This Is Not A Photo Opportunity (2007)

This painting is a prime example of Banksy's "vandalized" oil paintings, which feature provocative phrases painted over readymade artworks the artist sources from flea markets.

$2.28M
Initial Offering Size

19.4%
Similar Sales Growth ('07-'23)

60.0%
Artist Record Price Growth ('03-'24)

1.39
Risk-Adjusted Appreciation ('06-'22)[3]

"Vandalized" Oils Have Been A Hit

Popular Series, Growing Demand

"Vandalized" oils are one of Banksy's most iconic motifs, and have been popular at auction historically. This painting specifically has sold twice at auction, for $385k in 2008 and $2.69M in 2022.


$3M
$2M
$1M
$0
$385K
$2.7M
2008
2022

Attractive Returns

32.0% IRR From A Previous Exit

While past performance is not indicative of future returns, Banksy's last exit on Masterworks delivered investors 32% annualized net returns after 392 days held.



Initial Offering Size

$1.04M

Sold For

$1.50M

Profit From $10K Investment

$3,300 (After Fees)

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Acting as agent for the Company, Masterworks agreed to acquire the Artwork in a privately negotiated transaction from a private gallery for $2,050,000 on January 17, 2025.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exit featuring artwork by Banksy (Masterworks 003) not included in set of similar sales to Live Offering (MW 464) which comprise paintings by Banksy with the following criteria: All single "modified" and "vandalized" oil paintings on canvas with landscape subjects that measure under 40 inches by 40 inches that have been partially hand-painted or modified. The set excludes fully hand-painted works by Banksy, and Glory (2005) due to its medium of spray paint on a lithographic reproduction.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281